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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

811-3792                                                                          11-30-97
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      SBSF Funds, Inc. dba Key Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio  43219
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| Coopers                                         | COOPERS & LYBRAND L.L.P.
| & Lybrand                                       |
|                                                 | a professional services firm


                                                                      Exhibit 23

INDEPENDENT AUDITORS' REPORT


To the Trustees of Key Mutual Funds (SBSF Funds, Inc.)

We have examined management's assertion about Key Mutual Funds' (SBSF Funds, Inc.'s) (comprising the Key Money Market Mutual Fund, SBSF Fund, SBSF Convertible Securities Fund, SBSF Capital Growth Fund, Key Stock Index Fund, KeyChoice Growth Fund, KeyChoice Moderate Growth Fund and KeyChoice Income and Growth Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with those requirements. Our responsibility is to express an opinion on management's assertion about Key Mutual Funds' (SBSF Funds, Inc.'s) compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1997, with respect to securities of Key Mutual Funds (SBSF Funds, Inc.):

     o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company or Morgan Stanley Trust Company;

     o Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

     o Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents;

     o Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, N.A.'s records; and

     o Reconciliation of all such securities to the books and records of Key Mutual Funds (SBSF Funds, Inc.) and Key Trust Company of Ohio, N.A.
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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with specified requirements.

In our opinion, management's assertion that Key Mutual Funds (SBSF Funds, Inc.) were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of l940 as of November 30, 1997, with respect to securities reflected in the investment accounts of Key Mutual Funds (SBSF Funds, Inc.) is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Key Mutual Funds (SBSF Funds, Inc.) and the Securities and Exchange Commission and should not be used for any other purpose.


                                                   /s/ COOPERS & LYBRAND L.L.P.

                                                   COOPERS & LYBRAND L.L.P.


Columbus, Ohio
January 16, 1998
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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Key Mutual Funds (SBSF Funds, Inc.) (comprising the Key Money Market Mutual Fund, SBSF Fund, SBSF Convertible Securities Fund, SBSF Capital Growth Fund, Key Stock Index Fund, KeyChoice Growth Fund, KeyChoice Moderate Growth Fund and KeyChoice Income and Growth Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1997. Based on this evaluation, we assert that Key Mutual Funds (SBSF Funds, Inc.) were in compliance with the provisions of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1997, with respect to securities reflected in the investment accounts of Key Mutual Funds (SBSF Funds, Inc.)


Key Mutual Funds (SBSF Funds, Inc.)